SCHNEIDER WEINBERGER & BEILLY LLP
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telephone (561) 362-9595
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March 4, 2010

'CORRESP'

Mail Stop 4720

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mark Brunhofer, Senior Staff Accountant
Kei Nakada, Staff Accountant

Re:	Sunwin International Neutraceuticals, Inc. (the "Company")
Form 10-K for Fiscal Year Ended April 30,2009
Filed July 29, 2009
Commission File No. 000-53595

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated February 1, 2010 on the above-referenced filing.  Following are the Company’s responses to the staff’s comments, which such responses appear in the same order as the comment letter for ease of review:

Consolidated Financial Statements
Note 7 – Income Taxes, page F-15

1.
Please disclose a description of “permanent differences” and “abatement of foreign income taxes.”  In addition, disclose the federal statutory rate used in calculated “income tax provision at federal statutory rate” and the reason for differences between the rates used between periods presented.

RESPONSE:  The Company proposes to include the following description of “permanent differences” and “abatement of foreign income taxes”, to the extent they continue to be applicable as of the future date, in the Company’s Form 10-Q for the nine months ended February 28, 2010 and subsequent reports filed with the SEC:

The “permanent difference”, as noted in the tax provision table, is the amount added back for expenses related to the issuance/grant of stock/equity instruments for services, for financial statement purposes, to which the Company deems no Federal and State tax benefits will result. Accordingly, these expenses are added back for purposes of calculating taxable income. The “income tax provision at Federal statutory rate” was computed using a marginal rate of 35%. The state income taxes, net of Federal benefit was computed using a rate of 4.6% for both the years ended April 30, 2009 and 2008.

The “abatement of foreign taxes” reflects reductions in the amount of the income taxes for the Company’s PRC operations pursuant to applicable PRC Income Tax Law described in the footnote 7.  For the year ended April 30, 2008, the abatement of foreign taxes is calculated at the marginal PRC tax rate of 33% in effect for income derived during the period from May 1, 2007 through December 31, 2007. For the period from May 1, 2007 through December 31, 2007, the Company had obtained a full abatement of all income taxes pursuant to applicable PRC Income Tax Law. For the period from January 1, 2008 through April 30, 2008 the marginal PRC tax rate of 25% was in effect.

For taxable income derived during the period January 1, 2008 through April 30, 2008, the Company had obtained a 50% abatement of all income taxes at the marginal rate of 25%, or an abatement of 12.5% of PRC income taxes. In total, the abatements achieved for the periods May 1, 2007 through December 31, 2007 and January 1, 2008 through May 31, 2008, resulted in a reduction of approximately $578,000 in PRC income taxes.

Note 9 – Stockholders’ Equity
Common Stock Purchase Warrants, page F-20

2.
Please tell us how you accounted for the reduction in the exercise price of warrants to $0.15 per share on February 20, 2009.  Please reference the authoritative literature you relied upon to support your accounting.

RESPONSE:  On February 20, 2009, the Company reduced the exercise price of 9,696,590 common stock purchase warrants from $0.65 to $0.15.  These warrants were part of an original 10,793,750 tranche of warrants issued in conjunction with a March 23, 2007 unit equity capital raise where the Company completed the sale of $4,121,250 financing of units of the Company’s securities consisting of 9,812,500 shares of common stock and 9,812,500 common stock purchase warrants, with an additional 981,250 common stock purchase warrants issued to finders and consultants in the transaction.

At March 23, 2007, these warrants were originally fair valued and included as part of Additional Paid-in Capital.  As the value of the warrants were closely tied to the fluctuations of the Company’s stock price, the warrants were considered to be indexed to the Company’s own stock and therefore eligible for the scope exception provided under paragraph 11(a) of Statement 133 (FASB ASC 815-10-15-74).  The Company notes that guidance provided under EITF Issue No. 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (including the pending content under FASB ASC Section 815-40-15) is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and earlier adoption is not permitted; i.e. this guidance would not be effective for the Company until the fiscal year beginning May 1, 2009.  As such, it appears appropriate to record the fair value of the common stock purchase warrants as part of equity.

Following is the original journal entry for the equity capital raise:

Description	Debit	Credit
Cash	$4,121,250
Common Stock		$9,813
Additional Paid-in Capital – Common Stock		$2,222,464
Additional Paid-in Capital – Common Stock Purchase Warrants		$1,888,973
To record the issuance of 9,812,500 shares of common stock and 10,793,750 common stock purchase warrants on March 23, 2007

Additional Paid-in Capital – Common Stock	$172,042
Additional Paid-in Capital – Common Stock Purchase Warrants	$145,583
Cash		$317,625
To record the payment of professional fees associated with the March 23, 2007 equity capital raise

The Company treated the reduction in exercise price from $0.65 to $0.15 on February 20, 2009, as a modification of the terms or conditions of an equity instrument such that it is treated as an exchange of the original equity instrument for a new instrument.  The Company recognizes that this approach is similar to the treatment for the modification of an equity award as described in FASB ASC paragraph 718-20-35-3, Compensation – Stock Compensation – Modification of an Award.  The Company also recognizes that this paragraph is out of scope for the specific circumstances as the warrants were not issued to employees as compensation; yet, the Company believes that the underlying accounting principles of treatment of modification of equity instruments remains applicable.

The Company calculated an incremental cost of the modification of $441,440 by applying the following guidance from FASB ASC paragraph 718-20-35-3a:

“Incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award … over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date.”

The following table provides data on the inputs and significant estimates in calculating the value of the warrants using the Black-Scholes option pricing model:

February 20, 2009		February 20, 2009
Original Warrant $0.65 Exercise Price		New Warrant $0.15 Exercise Price
Valuation Date	20-Feb-09	Valuation Date	20-Feb-09
Vest Date	20-Feb-09	Vest Date	20-Feb-09
Expiration Date	21-Mar-12	Expiration Date	21-Mar-12

Days until expiration	1125	Days until expiration	1125

Asset Price on grant date	$0.28	Asset Price on grant date	$0.28
Exercise Price	$0.65	Exercise Price	$0.15
Years until expiration	3.08	Years until expiration	3.08
Volatility	140%	Volatility	140%
Risk Free Rate	1.81%	Risk Free Rate	1.81%
Dividend Yield	0%	Dividend Yield	0%

Call Option Fair Value	$0.192	Call Option Fair Value	$0.237
Number of Warrants Granted	9,696,590	Number of Warrants Granted	9,696,590

Fair Value of Award	$1,859,433	Fair Value of Award	$2,300,873

		Incremental Cost	$441,440

As the warrants were originally issued as part of an equity capital raise, the Company believes that the warrants will maintain their original characterization of equity.  For example, if the warrants were originally issued to non-employees for services rendered, then the incremental cost of the warrants due to      a price reduction would result in additional expense to the Company.  In this case, the incremental cost would be reallocated according to the results of a revaluation the amount of the capital raised between the additional paid-in capital attributable to a) the common stock sold in the offering and b)the common stock purchase warrants.  Therefore, the journal entry to account for the $441,440 of incremental cost associated with the reduction in the exercise price of warrants to $0.15 per share on February 20, 2009 is as follows:

Description	Debit	Credit
Additional Paid-in Capital – Common Stock	$441,440
Additional Paid-in Capital – Common Stock Purchase Warrants		$441,440

To record the $441,440 of incremental cost associated with the reduction in the exercise price of warrants to $0.15 per share on February 20, 2009

The Company notes that the accounting treatment of the warrants in its consolidated financial statements included in its Form 10-K for the fiscal year ended April 30, 2009 described above appears appropriate.

Note 9 – Consulting Agreements and Commitments
Consulting Agreements, page F-21

3.	Please quantify the amount of service compensation waived by China Direct Investments, Inc. and how you accounted for the waiver.

RESPONSE:  The Company owed China Direct Investments, Inc. $24,509 and $21,487 for fiscal 2009 and 2008, respectively, on gross revenue generated by Sunwin Stevia International of $612,715 and $537,187 for fiscal 2009 and 2008, respectively.  As a result, at April 30, 2009 the Company recorded service compensation expense (calculated as 4% of the annual gross revenue generated by Sunwin Stevia International) included in its General and Administrative expense and concurrently it recorded a “gain on waiver of service fees” offsetting this expense item.  China Direct Investments, Inc. has permanently waived this fee and in future filings, the Company will no longer record either service compensation expense or gain on waiver of service fees.  The Company proposes to include this additional disclosure, to the extent it continues to be applicable as of the future date, in its Form 10-Q for the period ending January 31, 2010 and Form 10-K for the fiscal year ending April 30, 2010.

Note 13 – Subsequent Events, page F-24

4.
You disclose that you converted a wholly owned subsidiary into a limited liability company, Sunwin USA, LLC, and issued 45% ownership in this entity to Wild Flavors.  You disclose that you no longer consolidate Sunwin USA, LLC as certain approval, veto and minority rights held by Wild Flavors overcame the presumption of consolidation under FASB ASC 810-10-25-5.  Please revise to describe the terms of the minority rights and the level of involvement Wild Flavors now has over the operations of Sunwin USA.  Furthermore, explain the reason for granting control over Sunwin USA to Wild Flavors.

RESPONSE:

As disclosed in the Company’s Current Report Form 8-K filed with the SEC on February 11, 2009 and its Annual Report on Form 10-K filed with the SEC on July 29, 2009, the Company and Wild Flavors, Inc. (“Wild Flavors”), a provider of food and beverage product development services, entered into a series of agreements whereby Wild Flavors agreed to invest $3,000,000 in the Company in exchange for 20,000,000 shares of the Company’s common stock and warrants to purchase 26,666,666 shares exercisable at $0.35 per share.  In addition, the Company and Wild Flavors entered into a distribution agreement for the sale of the Company’s natural sweetener, stevia, and an Operating Agreement which gave Wild Flavors complete operational control over Sunwin USA and requires Wild Flavors to provide various services to Sunwin USA over a period of two years beginning on February 5, 2009; these services were valued by the Company at $1,000,000.

In particular, under the terms of the Operating Agreement Wild Flavors agreed to provide sales, marketing, logistics and supply chain management, product development and regulatory services to Sunwin USA and, pursuant to its obligations under that agreement, Wild Flavors manages all business and affairs of Sunwin USA, and has the right to appoint all of its officers.   Furthermore, the Operating Agreement prohibits the Company from terminating, limiting or restricting Wild Flavor’s authority, altering or rescinding the Operating Agreement, or binding Sunwin USA.  Accordingly, by virtue of these contractual rights, Wild Flavors has operating control over Sunwin USA.  Wild Flavor’s rights and the limitation on the Company’s rights provide for Wild Flavors to effectively participate in all significant decisions that would be expected to be made in the ordinary course of business. In accordance with FASB Accounting Standards Codification 810-10-25-5 and after assessment of these rights individually and in aggregate, the Company notes that the presence of such rights in favor of Wild Flavors and the absence of the Company’s rights overcome its presumption of consolidation. Based on these factors the Company began to account for Sunwin USA as an equity method investment beginning in its first quarter ended July 31, 2009.

The Company entered into these transactions with Wild Flavors because it believed that Wild Flavors would be a suitable strategic partner for the Company to best expand its stevia business in addition to Wild Flavor’s investment of capital that was used to expand the Company’s stevia production capacity.

The Company believes that this disclosure covers the material information related to Wild Flavor’s investment in the Company.  The Company proposes, however, to include the above disclosure, in its Quarterly Report on Form 10-Q for the nine months ended January 31, 2010 in Note 1 – Organization and Summary of Significant Accounting Policies in a new section entitled “Equity Method of Accounting”.

We trust the foregoing responds to the staff's comments.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc: Ms. Dongdong Lin
Sherb & Co., LLP